UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------
                           USANA HEALTH SCIENCES, INC.
                            (Name of Subject Company)


                           USANA HEALTH SCIENCES, INC
                      (Name of Person(s) Filing Statement)


                                  ------------
                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                  ------------
                                    90328M107
                      (CUSIP Number of Class of Securities)


                                  ------------
                                Gilbert A. Fuller
              Executive Vice President and Chief Financial Officer
                           USANA Health Sciences, Inc.
                           3838 West Parkway Boulevard
                           Salt Lake City, Utah 84120
                            Telephone: (801) 954-7100
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:
                             Robert M. Mattson, Jr.
                             Morrison & Foerster LLP
                                425 Market Street
                          San Francisco, CA 94105-2482
                                 (415) 268-7000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 20, 2008, USANA Health Sciences, Inc. (the "Company") issued a press release announcing that its Board of Directors has formed a Special Committee of independent directors to evaluate and respond to any offer received from Gull Holdings, Ltd. and the other tender offer participants to acquire all of the outstanding shares of the Company that Gull Holdings and the other tender offer participants do not already own, as announced in Schedule TO under Section 14d-1 or Section 13(e)(1), filed with the Securities and Exchange Commission by Gull Holdings and the other tender offer participants on May 13, 2008. A copy of the Company's press release is attached as Exhibit 99.1 to this Schedule 14D-9.


Exhibit No.                        Description

  99.1                             Press release dated May 20, 2008.


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